 1-A LIVE 0001803408 XXXXXXXX CCCB Bancorp, Inc. PA 2019 0001803408 6022 84-4666253 40 10 333 W. Main Street Clarion PA 16214 814-226-6000 Edward C. Ned Hogan Banking 9184822.00 23224065.00 133090142.00 2980142.00 175386527.00 1493911.00 151654760.00 0.00 158148671.00 17237856.00 175386527.00 7850444.00 2082023.00 480617.00 819220.00 0.49 0.49 S.R. Snodgrass, P.C. Common Stock 1665667 18051R100 OTC Pink Marketplace N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier1 Audited Equity (common or preferred stock) Y N N N N N 1665667 0 0.00 0.00 0.00 0.00 0.00 S.R. Snodgrass, P.C. 0.00 Stevens & Lee, P.C. 50000.00 Shares of issuer's common stock will be issued to Shareholders of Clarion County Community Bank in connection with the formation of a one-bank holding company. true AL CO FL GA IL KY ME MA NV NJ NY NC OH PA SC TX UT VA true